March 13, 2013

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 68 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson High Yield Opportunities Fund filed on EDGAR on January 11, 2013 that were provided to me by telephone on February 25, 2013 by the Securities and Exchange Commission (the “Commission”).

1.         Comment:  The Commission has requested that the Registrant include the contingent deferred sales charge (CDSC) of 1.00% for Class A shares in the “Summary-Fees and Expenses Table”.  This CDSC is described in the section entitled “Description of Share Classes-Applicable Sales Charge-Class A Shares” of the Prospectus for the Fund, footnote*** discloses that “Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. Please note if a client or financial intermediary is unable to provide account verification on purchases receiving million dollar breakpoints due to rights of accumulation, sales commissions will be forfeited. Purchases eligible for sales charge waivers as described under “Sales Charge Waivers – Class A Shares” are not eligible for sales commissions on purchases of $1 million or more.”

Response:  The line item “Maximum Deferred Sales Charge (Load) (as a percentage of offering price) – Class A Shares” will be amended to read “None(a)”.  Footnote (a) will read:  “A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.”

The Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote and not in the line item because it only applies to a limited number of shareholders based on their particular circumstances.

2.         Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, the Commission has requested that the Registrant confirm if the

Fund will have Acquired Fund Fees and Expenses.  If yes, please include the disclosure required by Instruction 3(f) of Item 3 of Form N-1A.

Response:  The Fund does not intend as part of its principal investment strategy to invest in acquired funds (as that term is defined in Item 3 of Form N-1A).  However, if the Fund does invest in any acquired funds the Fund will comply with the disclosure required for Acquired Fund Fees and Expenses as set forth in Instruction 3(f) of Item 3 of Form N-1A.

3.         Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, the last sentence of footnote (d) states that “The Fund’s Expense Limitation Agreement will remain in effect through July 31, _____.”  Please confirm that the Expense Limitation Agreement is effective for at last a year from the date of the Prospectus as required by Instruction 3(e) of Form N-1A.  In addition, please confirm if such fee waiver allows for recoupments.

Response:  The Registrant will amend the sentence to read:  “The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.”  The waiver does not allow for recoupments.

4.         Comment:  The Commission has requested that the Registrant revise the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to disclose the Fund’s strategy regarding maturity.

Response:  The Fund has no limit on the maturity range of its fixed income investments.

5.         Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, it states that the Fund may use bank borrowings to increase the amount of money the Fund can invest.  The Commission has requested that the Registrant confirm that any interest expense with respect to such borrowings will be included in “Other Expenses” in the Fee Table.

Response:  The Fund does not intend to use bank borrowings for leverage as a core strategy; however, the Registrant confirms that any interest expense expected to be incurred with respect to such borrowings will be included in “Other Expenses” in the Fee Table and will be subject to the expense limitation agreement.

6.         Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, it states that:  “To the extent derivatives are used, the Fund expects to use them principally when seeking to hedge currency exposure using forward foreign currency contracts, to generate income from option premiums by writing covered call options on individual securities…”. The Commission has noted that the Fund may generate gains or losses from option premiums but cannot generate income.  The Commission has requested that the Registrant revise this disclosure accordingly.

Response:  The Registrant will amend the section and delete the disclosure “to generate income from option premiums by writing covered call options on individual securities…” from the sentence.

7.         Comment:  The Commission has requested that the Registrant confirm that if the Fund writes or sells credit default swaps that the Fund will cover the full notional value of the instrument.

Response:  The Registrant confirms that the Fund will cover the full notional value with respect to a credit default swap transaction.

8.         Comment:  The Commission has requested that the Registrant revise the Fund’s disclosure in the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.  Please revise the disclosure accordingly.

Response:  The Registrant respectfully declines to incorporate the staff's comment.  The Registrant believes that the current disclosure in the Prospectus accurately reflects the types of derivatives instruments the Fund may invest in and the corresponding risk for each such derivative instrument.  Therefore, the Registrant does not believe it is appropriate to change the disclosure.

9.         Comment:  The Commission has requested that the Registrant revise the Fund’s disclosure in the section entitled “Fund Summary-Management” of the Prospectus for the Fund to include information for the portfolio managers as required by Item 5 of Form N-1A.

Response:  The Registrant will revise the disclosure as requested.

10.       Comment:  The Commission has requested that the Registrant confirm that the Fund does not have a minimum subsequent investment for Class A, Class C or Class I shares.

Response:  The Registrant confirms that the Fund does not currently have a requirement for a minimum subsequent investment for any of its classes for the Fund.

11.       Comment:  In the section entitled “Changes in Policies and Additional Information-Changes in Policies” of the Prospectus for the Fund, please disclose whether the Fund will provide notice to the shareholders if the Fund changes its investment objective.

Response:  The Registrant will revise the disclosure as requested.

12.       SEC Comment:  In the section “Management of the Fund-Trustees and Officers” in the Statement of Additional Information for the Fund, please confirm that the other directorships held by each Trustee meets the requirements of Item 17 of Form N-1A.

Response:  The Registrant has included all other directorships held by the Trustees, not just those that meet the requirements of Item 17 of Form N-1A.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on February 25, 2013 with respect to Post-Effective Amendment No. 68 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on January 11, 2013, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
•	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on February 25, 2013.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough Secretary of Henderson Global Funds